Exhibit 99.1

Yandex Announces First Quarter 2023 Financial Results

AMSTERDAM, the Netherlands, April 27, 2023 -- Yandex (NASDAQ and MOEX: YNDX), a Dutch public limited company and one of Europe's largest internet businesses, today announced its unaudited financial results for the first quarter ended March 31, 2023.

Q1 2023 Financial and Operational Highlights1,2

In RUB millions		Three months ended March 31
		2022	2023	Change
	Total Revenues	106,010	163,275	54%
	Total Adjusted EBITDA[3]	1,271	12,794	n/m
Total Group	Total Adjusted EBITDA margin, %	1.2%	7.8%	6.6 pp
	Net income/(loss)	(13,037)	5,785	n/m
	Adjusted Net Income/(loss)	(8,124)	2,571	n/m
	Share of Russian search market, %	61.0%	63.3%	2.3 pp
	Search share on Android, %	59.9%	62.6%	2.7 pp
	Search share on iOS, %	46.1%	49.1%	3.0 pp
Search and	Revenues	43,803	67,545	54%
Portal	Ex-TAC revenues	36,763	55,257	50%
	Adjusted EBITDA	19,561	34,713	77%
	Adjusted EBITDA margin, %	44.7%	51.4%	6.7 pp
	Revenues	55,194	88,475	60%
E-Commerce, Mobility	GMV of Mobility[4]	167,418	224,734	34%
and Delivery	GMV of E-commerce[5]	64,580	107,836	67%
	GMV of other O2O services[6]	40,105	68,515	71%
	Total Adjusted EBITDA loss	(8,445)	(10,799)	n/m
Plus and Entertainment Services	Yandex Plus subscribers[7], MM	12.5	22.1	77%

(1) Pursuant to SEC rules regarding convenience translations, Russian ruble (RUB) amounts have been translated into U.S. dollars in this release at a rate of RUB 77.0863 to $1.00, the official exchange rate quoted as of March 31, 2023 by the Central Bank of the Russian Federation.

(2) The following measures presented in this release are “non-GAAP financial measures”: ex-TAC revenues, adjusted EBITDA, adjusted EBITDA margin and adjusted net income/(loss). Please see the section “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable U.S. GAAP measures.

(3) In March 2022, Yandex incurred one-off personnel expenses due to an additional (13th) month’s salary paid to employees in the aggregate amount of RUB 5,890 million in order to support them in the face of macroeconomic instability, including accelerated inflation and currency volatility. Excluding this one-off payment, total adjusted EBITDA was RUB 7.2 billion in Q1 2022.

(4) GMV (or gross merchandise value) of Mobility is defined as the total amount paid by customers for ride-hailing, car-sharing and scooters rent services booked through our platform, including VAT.

(5) GMV of E-commerce is defined as the value of all merchandise sold through our Yandex Market marketplace and Yandex Lavka as well as the value of products sold through Yandex Eats and Delivery Club grocery service (delivered and paid for), including VAT.

(6) GMV of other O2O (online-to-offline) services includes the total amount paid by customers and partner businesses for Yandex Delivery and Yandex Fuel services, the value of orders delivered through the Yandex Eats and Delivery Club Food Delivery services, Lavka Israel, and several other smaller O2O experiments, including VAT.

(7) Starting from June 2022, we made several adjustments to our methodology for calculating the number of subscribers, in particular: including mobile operators’ subscribers who do not have Yandex account, and improving the quality of counting unique users who have multiple Plus subscriptions. As a result, the previously disclosed numbers for Q1 2022 were restated.

Financial outlook

Given that uncertainty concerning future geopolitical developments and the macro environment remains high, our visibility over the short- and medium-term is limited and we remain unable to provide any forward-looking expectations at this stage. We aim to remain transparent about the current performance and key trends across our businesses.

Corporate and Subsequent Events

●	On April 21, 2023, Yandex entered into an agreement with Uber NL Holdings 1 B.V., a subsidiary of Uber Technologies Inc., and on the same day Yandex acquired Uber’s entire remaining 28.98% interest in the MLU B.V. mobility joint venture, for total consideration in cash of $702.5 million. The boards of directors of both Uber and Yandex approved this transaction and it was not subject to the approval of the shareholders of either party. The parties received all required regulatory approvals.
●	On March 15, 2023, as a result of the continued geopolitical circumstances affecting Russia and their potential impact on the company, we received a notice from the Listing Qualifications Staff of Nasdaq which determined to delist the company’s securities from the Nasdaq Global Select Market as of March 24, 2023, exercising its broad discretionary authority under Nasdaq Listing Rule 5101 to delist securities. On March 21, 2023, we submitted a request for a hearing to appeal such determination. A hearing will be held in late April 2023, and the delisting of our Class A shares will be stayed pending the issuance of a written decision of the hearings panel. Until then, the trading halt that was implemented on February 28, 2022, remains in effect. As of the date of this press release, the trading of our shares on the Moscow Exchange remains intact, however the liquidity of our shares on that exchange remains limited to the number of shares held in the Russian National Stock Depository (NSD) system.
●	The Board is progressing the proposed restructuring of the Yandex group’s overall ownership and governance with a view to ensuring the group’s sustainable development and success of all of our businesses over the longer term (as previously announced in November 2022). The Board is working in particular on the potential divestment by our Dutch parent company of ownership and control of a number of our core businesses, including all Russia-based businesses. The Board also aims to enable the international divisions of certain services (self-driving, cloud computing, data labeling / AI training and EdTech) to develop independently from the Russia-based businesses. Our goal is to come to our shareholders for approval of a restructuring proposal later this year.
●	Neither Yandex N.V. nor any of its group companies is a target of sanctions in the United States, European Union, Switzerland or United Kingdom, and the Yandex group is not owned or controlled by any persons who have been designated under such sanctions. Yandex continues to closely monitor developments in this regard.

Impact of the current geopolitical crisis

Current geopolitical tensions and their impact on the Russian and global economy have created an exceptionally challenging environment for our business, team and shareholders.

These developments have adversely impacted (and may in the future materially adversely impact) the macroeconomic climate in Russia, resulting in volatility of the ruble, currency controls, materially increased interest rates and inflation and a potential contraction in consumer spending, as well as the withdrawal of foreign businesses and suppliers from the Russian market. In addition, laws or regulations may be adopted that may adversely affect our non-Russian shareholders and the value of the shares they hold in our company. We provided detailed information on our risk exposure and possible adverse impacts on our businesses in our Annual Report on Form 20-F for the year ended December 31, 2022, which was filed on April 20, 2023.

We continue to provide services to our users and partners with no interruptions. We are taking appropriate measures to conserve cash and to consider our capital allocation and budget appropriately during this period of uncertainty, while remaining committed to continue investing in the development of our key businesses and services. We are closely monitoring sanctions and export control developments as well as the macroeconomic climate and consumer sentiment in Russia and we are assessing contingency plans to address potential developments. Our Board and management are focused on the wellbeing of our approximately 23,000 employees in Russia and abroad, while doing everything we can to safeguard the interests of our shareholders and other stakeholders.

Consolidated Results

The following table provides a summary of our key consolidated financial results for the three months ended March 31, 2022 and 2023:

In RUB millions	Three months ended March 31,
	2022	2023	Change
Revenues	106,010	163,275	54%
Ex-TAC revenues	99,864	152,172	52%
Income/(loss) from operations	(12,434)	1,970	n/m
Adjusted EBITDA	1,271	12,794	n/m
Net income/(loss)	(13,037)	5,785	n/m
Adjusted net income/(loss)	(8,124)	2,571	n/m

Our segment disclosure is provided in the Segment financial results section below.

Cash, cash equivalents and term deposits as of March 31, 2023:

●	RUB 119.4 billion ($1,548.9 million) on a consolidated basis.

Segment financial results

Starting in Q1 2023, we introduced the following changes to our segments under which we reported our quarterly financial results previously, in order to better reflect the operational structure of our businesses:

●	we renamed the Devices business within our Other Business Units and Initiatives category to Devices and Alice, which better reflects the nature of that business;
●	we transferred the following businesses from the Search and Portal segment to the businesses included in the Other Business Units and Initiatives category: Yandex 360 to Yandex Cloud, Alice voice assistance to Devices and Alice, and Yandex Pay and Yandex ID to FinTech; and
●	we transferred RouteQ from the Other Business Units and Initiatives category to the Delivery business within the E-Commerce, Mobility and Delivery segment.

These changes have been applied retroactively to all periods presented.

Search & Portal

Our Search and Portal segment includes Search, Geo, Weather and a number of other services offered in Russia, Belarus and Kazakhstan.

Key operational trends:

●	Share of Russian search market, including mobile, averaged 63.3% in Q1 2023, up 2.3 pp from 61.0% in Q1 2022 and an improvement from 62.6% in Q4 2022, according to Yandex Radar
●	Search share on Android in Russia was 62.6% in Q1 2023, up 2.7 pp from 59.9% in Q1 2022 and an improvement from 62.0% in Q4 2022, according to Yandex Radar
●	Search share on iOS in Russia was 49.1% in Q1 2023, up 3.0 pp from 46.1% in Q1 2022 and an improvement from 48.0% in Q4 2022, according to Yandex Radar
●	Mobile search traffic was 67.9% of our total search traffic in Q1 2023. Mobile revenues represented 60.7% of our search revenues in Q1 2023

In RUB millions	Three months ended March 31,
	2022	2023	Change
Revenues	43,803	67,545	54%
Ex-TAC revenues	36,763	55,257	50%
Adjusted EBITDA	19,561	34,713	77%
Adjusted EBITDA margin	44.7%	51.4%	6.7 pp

Revenues increased by 54% and Ex-TAC revenues grew by 50% year-on-year in Q1 2023 driven by solid performance in the Yandex Advertising Network and Search on the back of our ongoing investments in advertising technologies and products (especially in SMB and e-commerce segments) as well as the expansion of the advertising inventory. In Q1 2023, SMB clients remained the key driver of the revenue growth although large clients demonstrated further recovery compared to the end of the previous year.

Adjusted EBITDA margin came to 51.4% in Q1 2023 compared with 44.7% in Q1 2022. The year-on-year margin expansion mainly reflected positive effects from the operating leverage on the back of the solid revenue growth, the low base effect of last year (related to the one-off personnel payment of an additional, 13th month’s salary to our employees in March 2022), the cost optimization on the back the postponement of certain activities (primarily advertising and marketing), as well as the segregation of corporate overheads to our Other Business Units and Initiatives segment. These factors helped to offset an adverse impact from the increase in personnel costs, which resulted mainly from the changes in our compensation scheme, and the resulting inclusion in adjusted EBITDA of stock-based compensation expenses related to RSU equity awards of our employees settled in cash.

E-commerce, Mobility and Delivery

The E-commerce, Mobility and Delivery segment includes our transactional online-to-offline (O2O) businesses, which consist of (i) the mobility businesses, including ride-hailing in Russia and other countries across CIS and EMEA, Yandex Drive, our car-sharing business for both B2C and B2B, and scooters; (ii) the E-commerce businesses in Russia and CIS, including Yandex Market, our multi-category e-commerce marketplace, Yandex Lavka Russia, our hyperlocal convenience store delivery service, and the grocery delivery services of Yandex Eats and Delivery Club (since September 8, 2022, when the acquisition was completed); and (iii) our other O2O businesses, including Yandex Delivery, our last- and middle-mile logistics solution for individuals, enterprises and SMB (small and medium business); Yandex Eats and Delivery Club Food Delivery, our ready-to-eat delivery services from restaurants; Lavka Israel, our hyperlocal convenience store delivery service; and Yandex Fuel, our contactless payment service at gas stations, and several smaller experiments.

Key operational trends:

●	Total E-Commerce GMV increased by 67% year-on-year in Q1 2023

Yandex Market

●	The share of GMV sold by third-party sellers on our Yandex Market marketplace was 75% in Q1 2023 compared to 80% in Q1 2022
●	Marketplace’s assortment was 75.3 million SKUs as of the end of Q1 2023, up from 26.1 million SKUs as of the end of Q1 2022 and 41.7 million SKUs as of the end of Q4 2022
●	The number of active buyers[8] on the Yandex Market marketplace increased by 42% year-on-year and reached 15.3 million as of the end of Q1 2023
●	The number of active sellers[9] on Yandex Market marketplace increased by 86% year-on-year and reached 52.9 thousand as of the end of Q1 2023

Mobility

●	The number of rides in the Mobility services increased by 22% compared to Q1 2022
●	GMV of the Mobility services grew 34% compared to Q1 2022

(8) An active buyer is a buyer who made at least 1 purchase in the last 12 months prior to the reporting date.

(9) An active seller is a seller who made at least 1 sale in the last 1 month prior to the reporting date.

In RUB millions	Three months ended March 31,
	2022	2023	Change
GMV:
Mobility	167,418	224,734	34%
E-Commerce	64,580	107,836	67%
First party (1P) business model	19,177	33,835	76%
Third party (3P) commission business model	45,403	74,001	63%
Other O2O services	40,105	68,515	71%
Revenues:
Mobility	26,561	32,542	23%
E-Commerce	20,745	40,837	97%
Revenues from sale of goods (1P)[10]	15,560	27,044	74%
Commission and other e-commerce revenues[11]	5,185	13,793	166%
Other O2O services[12]	9,170	17,178	87%
Eliminations	(1,282)	(2,082)	n/m
Total revenues	55,194	88,475	60%
Adjusted EBITDA loss E-commerce, Mobility and Delivery:	(8,445)	(10,799)	n/m

(10) Revenues related to sales of goods include revenues from Yandex Market 1P sales, revenues from Yandex Lavka 1P sales in Russia, where we use a first-party (1P) business model and act as a direct retailer, and exclude delivery fee revenues related to these businesses.

(11) Commission and other e-commerce revenues include Yandex Market marketplace (3P) commission, delivery, service fee and advertising revenues of grocery delivery services of Yandex Eats and Delivery Club, as well as delivery fee and advertising revenue of Yandex Lavka in Russia and other revenues.

(12) Other O2O Revenues include revenues from RouteQ in Q1 2023 and was presented retroactively in all previous periods.

The growth in GMV of Mobility reached 34% year-on-year in Q1 2023, driven by an increase in the number of rides on the back of rider base and growth of order frequency across all our regions of presence, as well as by a solid increase of share of non-economy tariffs. The growth in GMV of E-commerce was 67% year-on-year in Q1 2023 supported by a diversification of assortment and an expansion of pickup points network, organic growth in the user base, as well as acquisition of Delivery Club in September 2022, while constrained by an abnormally high base of last year (GMV growth in February and March 2022). GMV of other O2O services grew by 71% year-on-year in Q1 2023, with Yandex Delivery and Yandex Food Delivery services including Delivery Club acquisition, being the largest contributors, with the growth exceeding 120% year-on-year.

E-commerce, Mobility and Delivery segment revenues increased by 60% year-on-year in Q1 2023, mainly driven by E-commerce services (where Yandex Market was the largest contributor to growth in absolute terms, followed by Yandex Lavka) and Other O2O services (driven by Food Delivery and Delivery). Mobility revenues increased by 23%, while E-commerce revenues increased by 97%. E-commerce revenue growth was fueled by an increase in 1P share in Yandex Market GMV, improvement of 3P take rates and accelerated growth of advertising revenue. Other O2O services revenues delivered 87% year-on-year growth where Delivery was the key contributor to growth, followed by the effect of the acquisition of Delivery Club, which has been integrated into the Food Delivery services business.

Eliminations related to the E-commerce, Mobility and Delivery segment represent the eliminations of intercompany revenues between different businesses within the segment. The year-on-year dynamic was mainly attributed to expansion of intercompany synergies with a higher volume of E-commerce and Food Delivery orders fulfilled by our Yandex Delivery business compared to a year ago.

Adjusted EBITDA loss of E-commerce, Mobility and Delivery was RUB 10,799 million in Q1 2023 compared to an adjusted EBITDA loss of RUB 8,445 million in Q1 2022, primarily driven by the growth of the scale of E-commerce and Delivery businesses as well as consolidation of Delivery Club, while Adjusted EBITDA margin further improved as percentage of revenue.

Plus and Entertainment Services

The Plus and Entertainment Services segment includes our subscription service Yandex Plus, Yandex Music, Kinopoisk, Yandex Afisha and our production center Yandex Studio.

Key operational trends:

●	Number of Yandex Plus subscribers reached 22.1 million as of the end of Q1 2023, up 77% from the end of Q1 2022

In RUB millions	Three months ended March 31,
	2022	2023	Change
Revenues	5,831	13,356	129%
Adjusted EBITDA loss	(3,171)	(226)	n/m
Adjusted EBITDA loss margin	-54.4%	-1.7%	52.7 pp

Plus and Entertainment Services revenues grew 129% in Q1 2023 compared with Q1 2022. The increase was primarily driven by the growth of subscription revenue on the back of the expanding base of paid subscribers and changes in tariff mix, as well as solid trends in other revenue streams, including licensing, advertising and Afisha. Adjusted EBITDA improved significantly, to a loss of only RUB 0.2 billion from a loss of RUB 3.2 billion in Q1 2022 driven by a positive operating leverage effect on the back of the subscription revenue growth (which grew 102% year-on-year).

Classifieds

The Classifieds segment includes Auto.ru, Yandex Realty, Yandex Rent and Yandex Travel.

In RUB millions	Three months ended March 31,
	2022	2023	Change
Revenues	2,411	4,438	84%
Adjusted EBITDA	173	(117)	n/m
Adjusted EBITDA margin	7.2%	-2.6%	-9.8 pp

Classifieds revenues increased by 84% in Q1 2023 compared with Q1 2022. The revenue growth was supported by the solid performance of Yandex Travel and Yandex Rent as a result of increased demand for our services and market share gains in the respective verticals. However, solid growth was offset by an adverse impact in service revenue in our auto classifieds business due to squeezed supply of new cars in the market. Adjusted EBITDA amounted to a loss of RUB 0.1 billion in Q1 2023 compared with a positive adjusted EBITDA of RUB 0.2 billion in Q1 2022 as a result of the growth of continuing investments in the long-term growth of our businesses such as Yandex Travel and Yandex Rent as well as higher personnel expenses following the changes to our compensation schemes.

Other Business Units and Initiatives

The Other Business Units and Initiatives category includes our self-driving vehicles business (Yandex SDG), Yandex Cloud (including Yandex 360), Yandex Education (Practicum and other education initiatives), Devices and Alice, FinTech (including Yandex Pay and Yandex ID) and a number of other experiments as well as unallocated corporate expenses.

In RUB millions	Three months ended March 31,
	2022	2023	Change
Revenues	7,805	14,186	82%
Adjusted EBITDA loss	(6,947)	(11,055)	59%
Adjusted EBITDA loss margin	-89.0%	-77.9%	11.1 pp

Other Business Units and Initiatives revenues increased 82% year-on-year in Q1 2023, driven mainly by Devices and Alice, Yandex Cloud and Yandex Practicum. The Devices and Alice revenue increased 172% year-on-year to RUB 6.1 billion in Q1

2023: the business benefited from a solid demand for our smart devices and own-branded smart TVs supported by effective promotional activities. Yandex Cloud revenue grew 127% year-on-year, supported by product portfolio expansion as well as improvement in our market share on the back of increasing demand for our services.

The adjusted EBITDA loss amounted to RUB 11.1 billion compared to RUB 6.9 billion in Q1 2022 implying a 59% year-on-year increase amid much faster growth of the segment’s revenue. The loss increase was mainly attributed to segregation of unallocated corporate expenses from reportable segments’ adjusted EBITDA and their inclusion in the Other Business Units and Initiatives category (since Q3 2022), development of our FinTech vertical and investments in Yandex SDG (where adjusted EBITDA loss came to RUB 2.2 billion in Q1 2023), which was offset by a solid performance in Devices and Alice and Cloud business in Russia & CIS.

Eliminations

Eliminations related to our revenues represent the elimination of transactions between the reportable segments, including advertising revenues, intercompany revenues related to brand royalties, data centers, devices sales and others.

In RUB millions	Three months ended March 31,
	2022	2023	Change
Revenues:
Segment revenues	115,044	188,000	63%
Eliminations	(9,034)	(24,725)	174%
Total revenues	106,010	163,275	54%
Adjusted EBITDA:
Segment adjusted EBITDA	1,171	12,516	n/m
Eliminations	100	278	178%
Total adjusted EBITDA	1,271	12,794	n/m

Eliminations related to our revenues increased 174% in Q1 2023 compared with Q1 2022. The increase was mainly attributed to the increased intercompany revenue between our businesses (related to cross service advertising and marketing activities, device sales, the usage of data centers, other IT infrastructure and other centralized services by all business units), as a result of expanding integration between services in the face of the Group growth.

Consolidated Operating Costs and Expenses

Our operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A), and depreciation and amortization expenses (D&A). Apart from D&A, each of the above expense categories include personnel-related costs and expenses, relevant office space rental, and related share-based compensation expenses. Increases across all cost categories reflect investments in overall growth. In Q1 2023, our headcount increased by 1,871 full-time employees. The total number of full-time employees was 22,721 as of March 31, 2023, up by 9% compared with December 31, 2022, and up 19% from March 31, 2022, which was primarily driven by the accelerated pace of hiring in Yandex Market, Mobility, Search and Portal, as well as by the fast growth of Cloud, Plus and Entertainment Services among others.

Operating Expenses

In RUB millions	Three months ended March 31,
	2022	2023	Change
Cost of revenues	51,011	77,539	52%
Cost of revenues as a % of revenues	48.1%	47.5%	-0.6 pp
including TAC	6,146	11,103	81%
TAC as a % of revenues	5.8%	6.8%	1 pp
Product development	19,161	22,304	16%
As a % of revenues	18.1%	13.7%	-4.4 pp
Sales, general and administrative	40,805	53,175	30%
As a % of revenues	38.5%	32.6%	-5.9 pp
Depreciation and amortization	7,467	8,287	11%
As a % of revenues	7.0%	5.1%	-1.9 pp
Total operating expenses	118,444	161,305	36%
As a % of revenues	111.7%	98.8%	-12.9 pp

Total operating expenses increased by 36% in Q1 2023 compared with Q1 2022. The increase was mainly due to the сost of revenues related to E-commerce, Mobility and Delivery businesses, Plus and Entertainment services, Devices and Alice, and growth of headcount and related personnel expenses across most of our business units due to the overall expansion of the businesses.

TAC grew 81% in Q1 2023 compared with Q1 2022 and represented 6.8% of total revenues, 100 basis points higher than in Q1 2022. The year-on-year growth of TAC as a share of revenue was primarily driven by TAC related to our distribution partners and the growing contribution of ad revenues related to the Yandex Advertising Network.

In RUB millions	Three months ended March 31,
	2022	2023	Change
SBC expense included in cost of revenues	151	164	9%
SBC expense included in product development	3,540	3,281	-7%
SBC expense included in SG&A	2,574	2,355	-9%
Total SBC expense	6,265	5,800	-7%
As a % of revenues	5.9%	3.6%	-2.3 pp

Total SBC expenses decreased by 7% in Q1 2023 compared with Q1 2022. The decrease was primarily related to the replacement of new RSU grants during 2022 by an increase in salaries and bonuses as well as material depreciation of the U.S. dollar against the Russian ruble in Q1 2023 compared to Q1 2022. In light of the ongoing halt of trading in our Class A shares on Nasdaq, during 2022 and 2023, participants have received and will receive cash compensation on the vesting dates of the relevant RSU equity awards, in an amount equal to the target value of each tranche of such awards. In Q1 2023, RUB 3.3 billion of the total RUB 5.8 billion in SBC expenses related to RSU equity awards settled in cash were recorded as part of personnel expenses, which reduced consolidated adjusted EBITDA.

Income/(loss) from operations

In RUB millions	Three months ended March 31,
	2022	2023	Change
Income/(loss) from operations	(12,434)	1,970	n/m

Income from operations amounted to RUB 2.0 billion in Q1 2023 compared to a loss from operations of RUB 12.4 billion in Q1 2022. This dynamic was mainly driven by the improved profitability of our Search and Portal, Plus and Entertainment segments, as well as Devices and Alice.

Other income, net for Q1 2023 was of RUB 5,857 million, up from RUB 1,538 million in Q1 2022. Other income, net includes foreign exchange gains in the amount of RUB 5,924 million and RUB 1,672 million in Q1 2023 and Q1 2022 respectively. The increase of foreign exchange gains reflects changes of USD denominated monetary assets in our Russian subsidiaries on the back of the depreciation of the Russian ruble against the US dollar by 9% and 12% during Q1 2023 and Q1 2022, respectively.

Income tax expense for Q1 2023 was RUB 1,952 million, down from RUB 2,518 million in Q1 2022. If we remove the effects of deferred tax asset valuation allowances, SBC expense, tax on dividends, tax provision recognized, other expenses not deductible for tax purposes and the effect of reduced tax rates in certain Russian subsidiaries, our effective tax rate for Q1 2023 was 20.2%, compared to 22.4% for Q1 2022.

Net income was RUB 5.8 billion in Q1 2023, compared with net loss of RUB 13.0 billion in Q1 2022. The changes were mainly attributable to growth of operational profitability described above, as well as increase of foreign exchange gains in Q1 2023.

Cash provided by operating activities was RUB 22.5 billion and cash paid for property and equipment, intangible assets and assets to be leased was RUB 9.6 billion for Q1 2023.

The total number of shares issued and outstanding as of March 31, 2023 was 361,482,282, including 325,783,607 Class A shares, 35,698,674 Class B shares, and one Priority share and excluding 558,663 Class A shares held in treasury.

There were also employee share options outstanding to purchase up to an additional 2.9 million shares, at a weighted average exercise price of $44.32 per share, 2.2 million of which were fully vested; equity-settled share appreciation rights (SARs) for 0.1 million shares, at a weighted average measurement price of $32.85, all of which were fully vested; restricted share units (RSUs) covering 9.1 million shares, of which RSUs to acquire 6.2 million shares were fully vested; and performance share units (PSUs) for 0.2 million shares. In addition, we have outstanding equity-linked awards in respect of our various Business Units, including options and synthetic options, for 4.5 million shares, 2.4 million of which were fully vested and may be settled in equity of our Business Units, cash or Yandex Class A shares.

ABOUT YANDEX

Yandex (NASDAQ and MOEX: YNDX) is a technology company registered in the Netherlands that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and navigation products, while also expanding into mobility, e-commerce, online entertainment, cloud computing and other markets to assist millions of consumers in Russia and a number of international markets. More information on Yandex can be found at https://ir.yandex/.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. All statements contained in this press release other than statements of historical facts, including, without limitation, statements regarding our future financial and business performance, our business and strategy and the impact of the current geopolitical and macroeconomic developments on our industry, business and financial results, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “guide,” “intend,” “likely,” “may,” “will” and similar expressions and their negatives are intended to identify forward-looking statements. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, macroeconomic and geopolitical developments affecting the Russian economy or our business, changes in the political, legal and/or regulatory environment and regulatory and business responses to that crisis, including international economic sanctions and export controls, competitive pressures, changes in advertising patterns, changes in user preferences, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2022 and “Risk Factors” in the Shareholder Circular filed as Exhibit 99.2 to our Current Report on Form 6-K, which were filed with the U.S. Securities and Exchange Commission (SEC) on April 20, 2023 and November 18, 2019, respectively, and are available on our investor relations website at

https://ir.yandex/sec-filings and on the SEC website at https://www.sec.gov/. All information in this release and in the attachments is as of April 27, 2023, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement the financial information prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: ex-TAC revenues, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net income/(loss). The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

●	Ex-TAC revenues means U.S. GAAP revenues less total traffic acquisition costs (TAC).
●	Adjusted EBITDA means U.S. GAAP net income/(loss) plus (1) depreciation and amortization, (2) certain SBC expense, (3) interest expense, (4) income tax expense, (5) expenses (reversal of expenses) related to the contingent compensation payable to employees in connection with certain business combinations, and (6) loss from equity method investments, less (1) interest income and (2) other income, net.
●	Adjusted EBITDA margin means adjusted EBITDA divided by U.S. GAAP revenues.
●	Adjusted net income/(loss) means U.S. GAAP net income/(loss) plus (1) certain SBC expense, (2) expenses (reversal of expenses) related to the contingent compensation payable to certain employees in connection with certain business combinations and (3) amortization of debt discount and issuance costs related to our convertible debt adjusted for the related income tax effect, less foreign exchange gains adjusted for the related income tax effect.

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision-making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some recurring costs, particularly share-based compensation. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain U.S. GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with U.S. GAAP and net of the effect of TAC, which we view as comparable to sales bonuses but, unlike sales bonuses, are not deducted from U.S. GAAP revenues. By presenting revenue, net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating performance. However, because we settled the RSU equity awards of our employees in cash during 2022 and Q1 2023, starting from Q3 2022 we no longer eliminate the relevant SBC expense corresponding to the cash payment from adjusted EBITDA and adjusted net income.

Foreign exchange gains

Because we hold significant assets and liabilities in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted EBITDA, adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

Amortization of debt discount and issuance costs

We also adjust net income/(loss) for interest expense representing amortization of the debt discount related to our convertible senior notes due 2025 issued in Q1 2020. We have eliminated this expense from adjusted net income as it is non-cash in nature and is not indicative of our ongoing operating performance. We have repurchased substantially all of the outstanding notes to date.

Expenses related to contingent consideration

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we are required under U.S. GAAP to accrue as an expense the contingent compensation that is payable to certain employees in connection with certain business combinations. We eliminate these acquisition-related expenses from adjusted EBITDA and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use from the most directly comparable U.S. GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles and U.S. dollars, except share and per share data)

		As of
	December 31,	March 31,	March 31,
	2022*	2023	2023
	RUB	RUB	$
ASSETS
Cash and cash equivalents	83,131	119,398	1,548.9
Term deposits	154	-	-
Accounts receivable	58,014	60,302	782.3
Sales financing receivable	5,738	4,359	56.5
Prepaid expenses	16,968	17,565	227.9
Inventory	28,220	27,907	362.0
Funds receivable	8,290	5,962	77.3
VAT reclaimable	22,602	21,917	284.3
Other current assets	16,817	17,991	233.4
Total current assets	239,934	275,401	3,572.6
Property and equipment	127,706	133,643	1,733.7
Operating lease right-of-use assets	28,646	28,666	371.9
Intangible assets	31,766	30,678	398.0
Content assets	16,844	17,516	227.2
Goodwill	143,778	143,845	1,866.0
Long-term prepaid expenses	3,998	4,088	53.0
Equity method investments	2,118	2,349	30.5
Investments in non-marketable equity securities	6,746	7,402	96.0
Deferred tax assets	3,904	5,966	77.4
Other non-current assets	11,279	13,584	176.2
Total non-current assets	376,785	387,737	5,029.9
TOTAL ASSETS	616,719	663,138	8,602.5
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable, accrued and other liabilities	122,816	137,569	1,784.6
Debt, current portion	21,306	41,681	540.7
Income and non-income taxes payable	28,137	28,615	371.2
Deferred revenue	15,585	16,372	212.4
Total current liabilities	187,844	224,237	2,908.9
Debt, non-current portion	29,885	29,883	387.7
Deferred tax liabilities	5,473	6,016	78.0
Operating lease liabilities	17,609	16,821	218.2
Finance lease liabilities	21,185	24,066	312.2
Other accrued liabilities	16,545	18,587	241
Total non-current liabilities	90,697	95,373	1,237.2
Total liabilities	278,541	319,610	4,146.1
Commitments and contingencies
Shareholders’ equity:
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 500,000,000, Class B: 37,138,658 and Class C: 37,748,658); shares issued (Class A: 326,342,270, Class B: 35,698,674, and Class C: 10,000 and nil, respectively); shares outstanding (Class A: 325,783,607, Class B: 35,698,674 and Class C: nil)	282	282	3.7
Treasury shares at cost (Class A: 558,663)	(1,393)	(1,393)	(18.1)
Additional paid-in capital	119,464	120,171	1,558.9
Accumulated other comprehensive income	24,258	23,107	299.8
Retained earnings	173,697	177,977	2,308.8
Total equity attributable to Yandex N.V.	316,308	320,144	4,153.1
Noncontrolling interests	21,870	23,384	303.3
Total shareholders’ equity	338,178	343,528	4,456.4
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	616,719	663,138	8,602.5

*  Derived from audited consolidated financial statements

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Operations

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended March 31,
	2022	2023	2023
	RUB	RUB	$

Revenues	106,010	163,275	2,118.1
Operating costs and expenses:
Cost of revenues(1)	51,011	77,539	1,005.9
Product development(1)	19,161	22,304	289.3
Sales, general and administrative(1)	40,805	53,175	689.8
Depreciation and amortization	7,467	8,287	107.5
Total operating costs and expenses	118,444	161,305	2,092.5
Income/(loss) from operations	(12,434)	1,970	25.6
Interest income	1,362	1,215	15.8
Interest expense	(620)	(1,173)	(15.2)
Loss from equity method investments	(365)	(132)	(1.7)
Other income, net	1,538	5,857	75.9
Net income/(loss) before income taxes	(10,519)	7,737	100.4
Income tax expense	2,518	1,952	25.4
Net income/(loss)	(13,037)	5,785	75.0
Net income attributable to noncontrolling interests	(1,386)	(1,503)	(19.5)
Net income/(loss) attributable to Yandex N.V.	(14,423)	4,282	55.5
Net income/(loss) per Class A and Class B share:
Basic	(39.56)	11.55	0.15
Diluted	(39.56)	11.50	0.15
Weighted average number of Class A and Class B shares used in per share computation
Basic	364,570,692	370,855,749	370,855,749
Diluted	364,570,692	372,239,857	372,239,857

(1) These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	151	164	2.1
Product development	3,540	3,281	42.6
Sales, general and administrative	2,574	2,355	30.5

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended March 31,
	2022	2023	2023
	RUB	RUB	$
CASH FLOWS PROVIDED BY/(USED IN) OPERATING ACTIVITIES:
Net income/(loss)	(13,037)	5,785	75.0
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Depreciation of property and equipment	5,791	6,181	80.2
Amortization of intangible assets	1,676	2,106	27.3
Amortization of content assets	2,302	2,380	30.9
Operating lease right-of-use assets amortization and the lease liability accretion	4,226	3,300	42.8
Share-based compensation expense (excluding cash settled awards of nil and	6,265	707	9.2
RUB 5,093, respectively)
Deferred income tax benefit	(38)	(855)	(11.1)
Foreign exchange gains	(1,672)	(5,924)	(76.8)
Loss from equity method investments	365	132	1.7
Impairment of long-lived assets	904	-	-
Provision for expected credit losses	637	1,731	22.5
Other	294	(293)	(3.8)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable	4,257	(2,579)	(33.5)
Prepaid expenses	(681)	(965)	(12.5)
Inventory	(3,664)	569	7.4
Accounts payable, accrued and other liabilities and non-income taxes payable	(10,462)	8,978	116.5
Deferred revenue	(216)	663	8.6
Other assets	(711)	(519)	(6.8)
VAT reclaimable	(122)	1,027	13.3
Funds receivable	2,948	2,472	32.1
Sales financing receivable	(100)	433	5.6
Content assets	(3,182)	(3,016)	(39.1)
Content liabilities	171	206	2.7
Net cash provided by/(used in) operating activities	(4,049)	22,519	292.2
CASH FLOWS PROVIDED BY/(USED IN) INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(17,983)	(6,748)	(87.5)
Purchase of assets to be leased	-	(2,806)	(36.5)
Proceeds from sale of marketable equity securities	5,859	-	-
Investments in non-marketable equity securities	(251)	(171)	(2.2)
Acquisitions of businesses, net of cash acquired	(820)	-	-
Investments in term deposits	(2,000)	(6)	(0.1)
Maturities of term deposits	23,769	160	2.1
Loans granted	(12)	(369)	(4.8)
Proceeds from repayments of loans	439	722	9.4
Other investing activities	113	120	1.6
Net cash provided by/(used in) investing activities	9,114	(9,098)	(118.0)
CASH FLOWS PROVIDED BY/(USED IN) FINANCING ACTIVITIES:
Proceeds from issuance of debt	335	20,671	268.1
Repayment of debt	-	(335)	(4.3)
Payment for finance leases	(347)	(689)	(8.9)
Repayments of overdraft borrowings	(2,940)	-	-
Other financing activities	(580)	(77)	(1.0)
Net cash provided by/(used in) financing activities	(3,532)	19,570	253.9
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents	5,381	2,707	35.0
Net change in cash and cash equivalents, and restricted cash and cash equivalents	6,914	35,698	463.1
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	79,398	84,440	1,095.4
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	86,312	120,138	1,558.5

Reconciliation of cash and cash equivalents, and restricted cash and cash equivalents:
Cash and cash equivalents, beginning of period	79,274	83,131	1,078.4
Restricted cash and cash equivalents, beginning of period	124	1,309	17.0
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	79,398	84,440	1,095.4

Cash and cash equivalents, end of period	86,047	119,398	1,548.9
Restricted cash and cash equivalents, end of period	265	740	9.6
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	86,312	120,138	1,558.5

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

Reconciliation of Ex-TAC Revenues to U.S. GAAP Revenues

In RUB millions	Three months ended March 31,
	2022	2023	Change
Total revenues	106,010	163,275	54%
Less: traffic acquisition costs (TAC)	6,146	11,103	81%
Ex-TAC revenues	99,864	152,172	52%

Reconciliation of Adjusted EBITDA to U.S. GAAP Net Income/(loss)

In RUB millions	Three months ended March 31,
	2022	2023	Change
Net income/(loss)	(13,037)	5,785	n/m
Add: depreciation and amortization	7,467	8,287	11%
Add: certain SBC expense	6,265	2,537	-60%
Add: compensation expense (reversal of expense) related to contingent consideration	(27)	-	n/m
Less: interest income	(1,362)	(1,215)	-11%
Add: interest expense	620	1,173	89%
Add: loss from equity method investments	365	132	-64%
Less: other income, net	(1,538)	(5,857)	281%
Add: income tax expense	2,518	1,952	-22%
Adjusted EBITDA	1,271	12,794	n/m

Reconciliation of Adjusted Net Income/(loss) to U.S. GAAP Net Income/(loss)

In RUB millions	Three months ended March 31,
	2022	2023	Change
Net income/(loss)	(13,037)	5,785	n/m
Add: certain SBC expense	6,265	2,537	-60%
Add: compensation expense (reversal of expense) related to contingent consideration	(27)	-	n/m
Less: foreign exchange gains	(1,672)	(5,924)	254%
Add: income tax attributable to foreign exchange gains	308	173	-44%
Add: amortization of debt discount and issuance costs	53	-	n/m
Less: income tax attributable to amortization of debt discount and issuance costs	(14)	-	n/m
Adjusted net income/(loss)	(8,124)	2,571	n/m

Contacts:

Investor Relations

Yulia Gerasimova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ilya Grabovskiy

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru